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SEC FILE NUMBER
8-67273

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulltick Investments, LLC
(f/k/a Progress Investments, LLC)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Brickell Avenue, Ste. 2550
(No. and Street)

Miami (City) — Florida (State) — 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Herrera — (305) 533-1027 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HLB Gravier, LLP
(Name - *if individual, state last, first, middle name*)

396 Alhambra Circle, Suite 900 (Address) — Coral Gables (City) — Florida (State) — 33134 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

DD 3/28/14

OATH OR AFFIRMATION

I, William A. Herrera, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bulltick Investments (f/k/a Progress Investments, LLC), as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

09-28-14

JENNY SOBALVARRO
Notary Public, State of Florida
Commission # EE 849817
My comm. expires Nov. 07, 2016

Jenny Sobalvarro
(Notary Public)

(Signature)

FINOP
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

BULLTICK INVESTMENTS, LLC
(f/k/a PROGRESS INVESTMENTS, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

TABLE OF CONTENTS

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Manager of
Bulltick Investments, LLC (f/k/a Progress Investments, LLC)
Miami, Florida

We have audited the accompanying statement of financial condition of Bulltick Investments, LLC (f/k/a Progress Investments, LLC) as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the accompanying statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the accompanying statement of financial condition based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bulltick Investments, LLC (f/k/a Progress Investments, LLC) as of December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

HLB Gravier, LLP

CERTIFIED PUBLIC ACCOUNTANTS

Coral Gables, Florida
February 27, 2014

396 Alhambra Circle, Suite 900, Coral Gables, FL 33134 • Tel: 305.446.3022 • Fax: 305.446.6319
www.hlbgravier.com

BULLTICK INVESTMENTS, LLC (f/k/a PROGRESS INVESTMENTS, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS		
Cash	$	5,415
Receivable from clearing brokers - (Note 3)		48,975
Deposits with clearing brokers - (Note 3)		100,000
Commissions and other fees receivable		33,950
Property and equipment - (Note 4)		982
Other assets		4,315
TOTAL ASSETS	**$**	**193,637**
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	42,690
Due to related parties - (Note 6)		57,611
TOTAL LIABILITIES		100,301
MEMBER'S EQUITY		93,336
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**193,637**

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

<u>Business and Organization</u>
Bulltick Investments, LLC (f/k/a Progress Investments, LLC), (the "Company") is a Florida limited liability company and wholly-owned subsidiary of Bulltick Wealth Management Holdings, LLC (the "Parent") which is a wholly-owned subsidiary of Bulltick Capital Markets Holdings, LLC (the "Ultimate Parent"), a Delaware limited liability company.

The Company is registered as a securities broker-dealer with the Securities and Exchange Commission (the "SEC") and member of the Financial Industry Regulatory Authority ("FINRA") authorized to conduct securities sales, trading and brokerage activities on a fully-disclosed basis.

The Company conducts its broker-dealer business primarily on an agency or riskless principal capacity for its customers, located mostly in Latin America, by executing customer orders and charging a commission or buying and selling securities for its customers on a riskless principal basis and earning a markup or markdown. The Company is also authorized to buy and sell equities, mutual funds, corporate debt, U.S. Government bonds, put and call options and variable life insurance or annuities, for its customers primarily residing in Mexico, in an agency capacity and charges a commission. The Company's operations are in Miami, Florida.

On December 17, 2012 the company changed its name to Bulltick Investments, LLC and duly registered the name change with the State of Florida.

Effective October 3, 2012, the Parent was fully acquired by the Ultimate Parent and on February 14, 2013, the Company's continuing membership application for a change in indirect ownership was approved by FINRA.

<u>Government and Other Regulation</u>
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

<u>Property and Equipment</u>
Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets are charged to expense currently.

Note 1 – Summary of Significant Accounting Policies (continued)

Receivables

Receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments as, deemed necessary. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. As of December 31, 2013, no allowance for doubtful accounts was deemed necessary as all accounts are considered to be fully collectible.

Cash Equivalents, Concentrations and Supplement to Statement of Cash Flows

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits as well as financial institutions outside of the United States of America.

Income Taxes

The Company is not subject to federal or foreign income taxes as it is a disregarded entity for income tax purposes as a single member limited liability company, whose operations are reflected in the consolidated federal income tax return of the Company's Ultimate Parent therefore all current and future income tax assessments are attributable to the members of the Ultimate Parent and no income tax expense is reflected in the statement of operations. Tax years that remain subject to a U.S. Federal Income tax examination are 2009 through 2013. The Company is not subject to state income tax in any of the jurisdictions that it is currently registered in. There are no interest and penalties recognized in the statement of operations. All management fees paid to foreign affiliates comply with U.S. and foreign jurisdictional rules and no tax provision is necessary.

The Company has adopted *"Accounting for Uncertainties in Income Taxes"* as prescribed by the *Accounting Standards Codification,* which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Under that guidance the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the each period. Adoption had no effect on the Company's financial statements.

Note 1 – Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
In accordance with ASC 855, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through February 27, 2014, which is the date the financial statements were available to be issued.

Note 2 – Economic Dependency

A significant portion of the Company's working capital has been obtained from funds provided by its Parent. The Company's liquidity position during the year ending December 31, 2013 is significantly dependent upon the availability of continued funding from its Parent in the absence of achieving profitable operations. The Parent has committed to funding the Company's operations, if necessary, through March 2015.

Note 3 – Risk Concentrations

Clearing and Depository Concentration
All clearing and depository operations for the Company's securities transactions are provided by Pershing, LLC, whose principal office is in New Jersey. At December 31, 2013, deposits at clearing broker and the amount receivable from clearing broker included in the accompanying statement of financial condition are held by and due from this broker. Amounts receivable from clearing broker represent cash balances in various accounts.

Clearing and Depository Concentrations
The clearing and depository operations for the Company's securities transactions are provided by Pershing, LLC, whose main office is located in New Jersey. At December 31, 2013, cash and cash equivalents of approximately $148,975 including the deposit at broker are held by this brokerage firm.

Other Risk Concentrations
In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Note 3 – Risk Concentrations (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

Note 4 – Property and Equipment

Property and equipment at December 31, 2013 consisted of the following:

Computer equipment	$	35,122
Less: accumulated depreciation		34,140
	$	982

Note 5 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2013, the Company's "Net Capital" was $54,089, which exceeded requirements by $47,402, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 1.8544 to 1.

Note 6 – Related Party Transactions

At December 31, 2013, the Company owed $57,611 to affiliates in connection with certain expense sharing and services agreements. These amounts are included in due to related parties in accompanying statement of financial condition.

Note 7 – Contingencies

In the normal course of business, the Company is involved in regulatory examinations, regulatory inquiries and similar regulatory reviews, both formal and informal, concerning matters arising in connection with its business. The Company recognizes a liability, and a corresponding charge to its earnings, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management believes, based on currently available information, that the results of all other inquiries or reviews, in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

Note 8 – Consolidation of Affiliated Broker-Dealers and Subsequent Event

On October 20, 2013, Bulltick, LLC, a common-owned FINRA member broker-dealer, filed a Continuance in Membership Application ("CMA") with FINRA seeking approval for Bulltick, LLC to receive the accounts and business currently conducted by the Company and the other affiliated broker-dealer. The accounts transferred will operate under Bulltick, LLC with no effect to the Company's customers. Bulltick, LLC's clearing firm is also Pershing, LLC. Once the accounts are transferred to Bulltick, LLC, the Company will begin an orderly liquidation process. On February 27, 2014, the CMA was approved by FINRA.

HLB GRAVIER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

A LIMITED LIABILITY PARTNERSHIP OF PROFESSIONAL ASSOCIATIONS

201 Alhambra Circle
Suite 901
Coral Gables, FL 33134
Tel: 305.446.3022

www.gnacpa.com